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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 0 1 2006

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____AND ENDING _____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DIVERSITY INVESTMENT CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 AVENUE OF THE AMERICAS – 35TH FLOOR

(No. and Street)

NEW YORK   **NY**   **10019**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUAN CONSUEGRA   **(212) 554-4900**

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP

(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA   **NEW YORK**   **NY**   **10004**

(Address)   (City)   (State)   (Zip Code)

PROCESSED

JUN 1 2 2006

THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

OATH OR AFFIRMATION

I, __JUAN CONSUEGRA__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DIVERSITY INVESTMENT CORPORATION__ , as of __DECEMBER 31, 2005,__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__THREE DIRECTORS OF DIVERSITY INVESTMENT CORPORATION ("the firm") HOLD PERSONAL__

__ACCOUNTS WITH THE FIRM.   ALL CLIENTS OF THE FIRM ARE INTRODUCED TO A CLEARING__

__ORGANIZATION ON A FULLY-DISCLOSED BASIS.__

Signature

__JUAN CONSUEGRA__

__CFO__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).



DIVERSITY INVESTMENT CORPORATION

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

DIVERSITY INVESTMENT CORPORATION

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Diversity Investment Corporation:

We have audited the accompanying statement of financial condition of Diversity Investment Corporation (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Diversity Investment Corporation as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

January 30, 2006

-1-

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

DIVERSITY INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	4,819
Receivable from and deposit with clearing organization		95,859
Other assets		6,498
Total assets	$	107,176

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	17,267

Shareholder's equity:

Common stock, no par value; 200 shares, authorized; 50 shares issued, and outstanding		500
Additional paid-in capital		631,548
Accumulated deficit		(542,139)
Shareholder's equity:		89,909
Total liabilities and shareholder's equity	$	107,176

The accompanying notes are an integral part
of this financial statement.

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

Diversity Investment Corp. (the "Company") was incorporated on December 7, 2001, as a Delaware corporation. The Company is a registered broker-dealer with Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.   The Company's business includes providing foreign and domestic securities brokerage services to U.S. and international clients.   During 2005, The Company was restructured, and became a wholly owned subsidiary of Diversity Financial Group, LLC. (the "Parent"). See also Note 3.

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2005, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.   The Company seeks to limit risk associated with non-performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records income related to security transactions on a trade-date basis.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 -   INCOME TAXES

For the year ended December 31, 2005, the Company incurred a net operating loss for Federal income tax purposes of approximately $172,000. Therefore, there is no provision for Federal income tax for the year. The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the

NOTE 3 -   CONTINUED

financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. At December 31, 2005, the Company has a total net operating loss carry forward of approximately $505,000, of which $106,000 will expire in 2022, $111,000 in 2023, $116,000 in 2024, and 172,000 in 2025. These losses may be used to offset future taxable income. The Company has a deferred tax asset of approximately $202,000 related to net operating loss carry forwards. However, a valuation allowance in the amount of $202,000 was recorded by the Company at December 31, 2005 for financial reporting purposes. The Company is included with its Parent in a consolidated return.

NOTE 4 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company had a net capital of $83,411, which was $78,411 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .21 to 1.

NOTE 5 -   CONTINUING OPERATIONS AND SUBSEQUENT EVENT

The Parent has committed to fund operating deficits of the Company, if any, through January 1, 2007. Subsequent to December 31, 2005, a contribution of $19,500 as additional paid-in capital was made by the Parent.